UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068230

No Act
P.E. 11-8-02
1-05482

December 16, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

Dear Mr. Mueller:

This is in response to your letter dated November 8, 2002 concerning the shareholder proposal submitted to Tyco by the Amalgamated Bank LongView Collective Investment Fund and the Amalgamated Bank LongView 1500 Total Market Index Fund. We also have received a letter from the proponents dated November 27, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 8, 2002

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 92220-00107

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Amalgamated Bank LongView Collective Investment Fund and Amalgamated Bank LongView 1500 Total Market Index Fund, Securities Exchange Act of 1934 -- Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Tyco International Ltd. ("Tyco"), to omit from its proxy statement and form of proxy for Tyco's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") received from Amalgamated Bank LongView Collective Investment Fund and Amalgamated Bank LongView 1500 Total Market Index Fund (the "Proponent").

The Proposal requests that Tyco's Board of Directors amend the bylaws of Tyco to require that an independent director who has not served as Chief Executive Officer of Tyco serve as Chairman of the Board of Directors. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. Cornish F. Hitchcock, the representative of the Proponent, informing them of Tyco's intention to exclude the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Tyco intends to file its definitive proxy statement and form of proxy with the SEC.

On behalf of our client, we hereby notify the Division of Corporation Finance of Tyco's intention to exclude the Proposal from its 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause Tyco to be in violation of state, federal or foreign law to which it is subject.

While we believe that the Proposal should be excluded on the foregoing basis, if the Staff determines not to exclude the Proposal on the foregoing basis, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in Tyco's 2003 Proxy Materials.

ANALYSIS

A. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(2) Because the Proposal, If Implemented, Would Cause Tyco to be in Violation of State, Federal or Foreign Law to which it is Subject.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(2) because, if implemented, it would cause Tyco to be in violation of state, federal or foreign law to which it is subject. Specifically, Tyco and Mr. Edward D. Breen are parties to an Executive Employment Agreement, dated as of July 25, 2002 (the "Employment Agreement"), pursuant to which Tyco engaged Mr. Breen as Chief Executive Officer, President <u>and</u> Chairman of the Board of Directors.

A breach of contract may be deemed to occur if a party fails to perform without legal excuse its obligation under a contract. Implementation of this Proposal would require the Board of Directors take action that would result in the Board having to remove Mr. Breen from his position as Chairman of the Board of Directors. This action would require Tyco to breach its Employment Agreement with Mr. Breen, having failed to perform without legal excuse its obligation to engage Mr. Breen as Chairman of the Board of Directors.

The Staff has recently recognized that a proposal to separate the roles of chief executive officer from chairman of the board of directors may be excluded under Rule 14a-8(i)(2) in substantially similar circumstances. *See LESCO, Inc.* (avail. April 2, 2001). In addition, the Staff has also consistently recognized that proposals that would cause a company to breach existing contracts may be excluded under Rule 14a-8(i)(2). *See, e.g., Galaxy Foods Company,* (avail. Oct. 12, 1999); *BankAmerica Corporation*, (avail. Feb. 24, 1999); *GE Energy Corp.* (avail March 4, 1999); *Union Pacific Corporation* (avail. Jan. 25, 1999).

Because the Proposal, if implemented, would cause Tyco to breach the terms of the Employment Agreement, we believe that the Proposal may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(2)

B. In the Alternative, the Staff Should Require that the Proposal Be Recast to State the Implementation of the Proposal Would Be Deferred Until the Expiration of the Employment Agreement.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because it would cause Tyco to be in violation of state, federal or foreign law to which it is subject, we request that the Staff require the Proponent to recast its Proposal to cure the aforementioned defect. Specifically, we respectfully request, in the alternative, that the Staff require the Proponent to state that the implementation of the Proposal would be deferred until the expiration of the Employment Agreement.

The Staff has previously adopted this approach where the proposal would have caused the company to breach its existing employment agreement, but this defect could be cured by recasting the proposal to state that implementation would be deferred until expiration of such employment agreement. *See LESCO, Inc.* (avail. April 2, 2001).

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Tyco excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, if I can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ROM/mjs
Attachments

cc: William B. Lytton, General Counsel, Tyco International
Amalgamated Bank LongView Collective Investment Fund
Amalgamated Bank LongView 1500 Total Market Index Fund
Cornish F. Hitchcock

EXHIBIT A

SHAREHOLDER PROPOSAL OF AMALGAMATED BANK LONGVIEW COLLECTIVE INVESTMENT FUND AND AMALGAMATED BANK LONGVIEW 1500 TOTAL MARKET INDEX FUND

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

26 September 2002

Chief Corporate Counsel
Tyco International Ltd.
The Zurich Centre, Second Floor
90 Pitts Bay Road
Pembroke HM 08
BERMUDA

Via FedEx overnight delivery

Re: Shareholder proposal for 2003 annual meeting

Dear Sir:

On behalf of my clients, the Amalgamated Bank LongView Collective Investment Fund (the "Fund") and Amalgamated Bank LongView 1500 Total Market Index Fund (the "1500 Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Tyco International plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it asks the board of directors to amend the bylaws to separate the roles of Chairman of the Board and Chief Executive Officer.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created in 1992 by the Amalgamated Bank (the record owner), the Fund beneficially owns 603,775 shares of Tyco common stock. The 1500 Fund is an S&P 1500 index fund with the same record holder and address. It was created in May 1999 and beneficially owns 58,455 shares. A letter from the Bank confirming ownership is being sent under separate cover. Each Fund has thus owned more than $2000 worth of stock for over a year and plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Tyco International, Ltd. ("Tyco" or the "Company") urge the board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the board of directors.

SUPPORTING STATEMENT

The primary purpose of the board of directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important, particularly in light of the recent controversy surrounding Tyco's former chairman and CEO, L. Dennis Kozlowski. We believe that separating the roles of chairman and CEO will promote greater management accountability to Tyco shareholders.

Corporate governance experts have questioned how one person serving as both chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Many institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, CalPERS' *Corporate Governance Core Principles and Guidelines* states that "the independence of a majority of the board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

We believe that formally separating the two positions will help enhance investor confidence in Tyco, which we view as vital in light of the pending criminal indictments of Mr. Kozlowski and Tyco's former chief financial and legal officers, as well as a pending SEC civil fraud suit. The criminal cases charge Mr. Kozlowski and Mark H. Swartz, the former CFO, with enterprise corruption, fraud, conspiracy, grand larceny, and other crimes, and Mark A. Belnick, the former chief corporate counsel, with falsification of business records.

Messrs. Kozlowski and Swartz are accused of granting themselves hundreds of millions of dollars in secret low interest and interest-free loans that they used for personal expenses and of causing Tyco to forgive tens of millions of dollars, again without disclosure to investors as required by the federal securities laws.

Tyco has filed its own suit, which is pending, and stated in an SEC filing that the three former officials engaged in a "pattern of improper and illegal conduct by which they enriched themselves at the expense of the Company with no colorable benefit to the Company and concealed their conduct from the Board and its relevant committees."

We believe that these events call into question the effectiveness of a governance structure that combined the roles of CEO and chairman in one person and that a bylaw creating an independent chairman will strengthen the board's integrity and effectiveness.

We urge a vote FOR this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 November 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Dear Counsel:

I write on behalf of the Amalgamated Bank LongView 1500 Total Market Index Fund (the "Fund") in response to the letter dated 8 November 2002 from Ronald O. Mueller, counsel for Tyco International Ltd. ("Tyco"), which advises that Tyco intends to omit the shareholder resolution submitted by the Fund for inclusion in Tyco's 2003 proxy materials. For the reasons set forth below the Fund requests that you advise Tyco that there is no basis for its objections.

The Fund's proposal asks the Tyco board of directors to amend the bylaws to require that an independent director who has not served as chief executive officer should serve as chairman of the board of directors. Tyco advises that in July 2002 it entered into an employment contract with Mr. Edward Breen under which he was engaged to serve as chief executive officer, president and chairman of the board. The Fund's resolution is said to violate SEC Rule 14-8(i)(2) because, if implemented, it would cause Tyco to breach its contract with Mr. Breen in violation of law. Tyco attaches to its letter the text of the Fund's resolution and supporting statement.

A reading of the resolution and the supporting statement demonstrates that the objection is unfounded. The resolution neither proposes nor requires that the board breach any existing contract. The resolution is, rather, a recommendation by the shareholders that the board of directors amend the bylaws in order to implement a specific governance policy. To the extent that current contractual obligations may preclude immediate implementation of the policy, the resolution does not deny the board the flexibility to take that fact into account and to craft a bylaw provision accordingly. It thus cannot be said, and as the text of Rule 14a-8(i)(2) requires, that implementation "would" automatically cause Tyco to be in breach of its contractual obligations.

Tyco cites *LESCO, Inc. (2 April 2001)* as authority for exclusion, but that proposal contains some significant textual differences. That proposal asked the board to "separate the *current* roles of" CEO and president from board chairman and further requested that if an independent chairman were not named, that the board should "*promptly* designate, regardless of title, a truly independent member to lead the Board . . ." (emphasis added). This request for "prompt" board action affecting "current" executives is qualitatively different from the more policy-oriented resolution submitted by the Fund, which would not ineluctably lead to the sort of contract violations that prompted the Division to grant no-action relief in *LESCO*.

Notwithstanding the foregoing, and without conceding the point, the Fund is willing as a way to avoid unnecessary expenditure of the Division's resources to amend the resolution to make it clear that the proposal does not ask the Tyco board to breach existing contractual obligations. This could be accomplished by inserting after the word "that" in the second line of the resolution the following new text: ", consistent with existing contractual obligations,". Since Tyco concedes that recasting the proposal in this manner is sufficient to remove its objection, that should resolve the matter.

Thank you for your consideration of these points. Please do not hesitate to contact me if there are any questions.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Ronald O. Mueller, Esq.
Mark E. Brossman, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

The proposal requests that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to conclude that Tyco has met its burden of establishing that the proposal would violate applicable state law. We note, however, that any defect that may exist under the proposal as currently drafted could be cured if the proposal is recast to state that its implementation would be deferred until the expiration of the existing employment agreement. Assuming the proponents provide Tyco with a proposal revised in this manner, within seven calendar days after receiving this letter, we do not believe that Tyco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor